SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No. 6)*
COMSYS IT Partners, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
20581E104
(CUSIP Number)
James F. Powers, Esq.
Senior Counsel
Wells Fargo & Company
30th Floor, One Wachovia Center
301 South College Street
Charlotte NC 28202-6000
(704) 383-0520
With copies to:
James R. Wyche, Esq.
K&L Gates LLP
214 N. Tryon Street
Hearst Tower, 47th Floor
Charlotte, North Carolina 28202
(704) 331-7558
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
March 9 2010
(Date of Event Which Requires Filing of this Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	20581E104	13D	Page	2	of	6 Pages

1	NAME OF REPORTING PERSONS WACHOVIA INVESTORS, INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑[1]

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	North Carolina

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,460,262

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,460,262

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,460,262

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	16.3%

14	TYPE OF REPORTING PERSON

	CO
1    As a result of being party to the Tender and Voting Agreement (as described in Items 4 and 6 of Amendment No. 5), Wachovia Investors, Inc. may be considered a member of a “group” for purposes of this Schedule 13D. Wachovia Investors, Inc. expressly disclaims beneficial ownership of the shares of Common Stock beneficially owned by the Other Supporting Stockholders (as defined in Amendment No. 5).

CUSIP No.	20581E104	13D	Page	3	of	6 Pages

1	NAME OF REPORTING PERSONS WELLS FARGO & COMPANY

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑[1]

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,460,262

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,460,262

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,460,262

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	16.3%

14	TYPE OF REPORTING PERSON

	HC
1    As a result of Wachovia Investors, Inc. being party to the Tender and Voting Agreement (as described in Items 4 and 6 of Amendment
No. 5), Wells Fargo & Company may be considered a member of a “group” for purposes of this Schedule 13D. Wells Fargo & Company expressly disclaims beneficial ownership of the shares of Common Stock beneficially owned by the Other Supporting Stockholders (as defined in Amendment No. 5).

Explanatory Note. This Amendment No. 6 (this “Amendment”) is filed jointly on behalf of (i) Wachovia Investors, Inc., a North Carolina corporation (“Wachovia Investors”), by virtue of its direct beneficial ownership of common stock, $0.01 par value per share (the “Common Stock”), of COMSYS IT Partners, Inc., a Delaware corporation (the “Company”), and (ii) Wells Fargo & Company, a Delaware corporation (“Wells Fargo”), in its capacity as the sole parent company of Wachovia Investors (together with Wachovia Investors, the “Reporting Persons”). This Amendment, among other things, supplements and amends the Schedule 13D filed by the Reporting Persons on October 12, 2004, as amended by Amendment No. 1 filed on January 30, 2007, Amendment No. 2 filed on February 12, 2007, Amendment No. 3 filed on May 29, 2007, Amendment No. 4 filed on December 24, 2008, and Amendment No. 5 filed on February 5, 2010 (the “Schedule 13D”). Except as provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment shall have the same meanings herein as are assigned to such terms in the Schedule 13D.
     The Schedule 13D is hereby amended as follows:
Item 3. Purpose of the Transaction.
     Item 3 of this Schedule 13D is hereby amended and supplemented by adding the following:
     As described in Item 4 below, 237,345 shares of Common Stock reverted to Wachovia Investors pursuant to the terms of the 2004 Management Incentive Plan of COMSYS Holding, Inc., the Company’s predecessor, established as of January 1, 2004.
Item 4. Purpose of the Transaction.
     Item 4 of this Schedule 13D is hereby amended and supplemented by adding the following:
     237,345 shares of Common Stock were part of a pool of shares established as of January 1, 2004 to be awarded to employees of the Company’s predecessor pursuant to the terms of the COMSYS Holding, Inc. 2004 Management Incentive Plan (the “Plan”). As provided in the Plan, shares in the pool were subject to reversion to Wachovia Investors (and to certain other investors in COMSYS Holding, Inc. as of September 30, 2004, the date of its merger into the Company) upon forfeiture of awards by employees due to the their not meeting vesting criteria that applied through 2009. Based upon the Company’s financial results for 2009, these forfeited shares reverted to Wachovia Investors, and the other investors in COMSYS Holding, Inc. as of September 30, 2004, automatically pursuant to the terms of the Plan without any action taken or consideration paid by the Reporting Persons, and the Reporting Persons received notice of such reversion from the Company on March 9, 2010.

Page 4 of 6 Pages

Item 5. Interest in Securities of the Issuer.
     Item 5 of this Schedule 13D is hereby amended and supplemented by adding the following:

	Shares	Options	Sole	Shared	Sole	Shared
	Held	Held	Voting	Voting	Dispositive	Dispositive	Beneficial	Percentage
Reporting Person	Directly	Directly	Power	Power	Power	Power	Ownership	of Class(1)
Wachovia Investors, Inc.	3,460,262	0	0	3,460,262	0	3,460,262	3,460,262	16.3%
Wells Fargo	0	0	0	3,460,262	0	3,460,262	3,460,262	16.3%

(1)	This percentage is calculated based upon 21,293,875 shares of the Company’s Common Stock outstanding as of March 1, 2010, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Exchange Act, as set forth in the Company’s Schedule 14D-9 filed with the SEC on March 4, 2010.
     As described in Item 4 above, 237,345 shares of Common Stock reverted to Wachovia Investors pursuant to the terms of the 2004 Management Incentive Plan of COMSYS Holding, Inc., the Company’s predecessor, established as of January 1, 2004.
Item 7. Material to Be Filed as Exhibits.

Exhibit No.	Exhibit
99.1	Joint Filing Agreement, dated as of March 16, 2010, by and among the Reporting Persons (filed herewith).

Page 5 of 6 Pages

SIGNATURE
     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: March 16, 2010

WACHOVIA INVESTORS, INC.

By: Name:	/s/ Tracey M. Chaffin Tracey M. Chaffin
Title:	Managing Director

WELLS FARGO & COMPANY

By:	/s/ Jane Washington

Name:	Jane Washington
Title:	Vice President

Page 6 of 6 Pages